ZARGON
ENERGY TRUST

07024662

June 18, 2007

SEC MAIL PROCESSING
RECEIVED
JUN 20 2007
WASH. D.C. 200 SECTION

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Dear Sir or Madame:

Re: Zargon Energy Trust
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 194, as amended, enclosed is a copy of the Company's news release dated June 15, 2007. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

BCHeagy

B.C. Heagy
Executive Vice President & CFO

PROCESSED
JUN 27 2007
THOMSON
FINANCIAL

BCH/kf

Encl.

dlw 6/25

R:\Investor Relations\Securities and Exchange Commission\Securities and Exchange Commission June 1, 2007.doc
Suite 700, 333 - 5 Avenue S.W., Calgary, Alberta T2P 3B6 Telephone (403) 264-9992 Facsimile (403) 265-3026
Email: zargon@zargon.ca Website: www.zargon.ca

FOR IMMEDIATE RELEASE: June 15, 2007

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST CONFIRMS JUNE 2007 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of June in the amount of Cdn. $0.18 per trust unit will be paid on July 16, 2007 to unitholders of record on June 30, 2007. The ex-distribution date is June 27, 2007.

As part of its distribution policy, Zargon also reviewed the granting of a mid-year supplemental distribution and has decided not to pay a supplemental distribution at this time. The granting of a supplemental distribution will be reviewed again in December 2007 and this decision will be based on the commodity price environment, tax position and funding requirements for Zargon's exploration, development and acquisition program.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 16.985 million trust units (ZAR.UN) and 2.117 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the June 15, 2007 revised exchange ratio there would be a total of 19.619 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Executive Vice President and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

END